Filed by Isabella Bank Corporation
(Commission File No.: 001-42639)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: Isabella Bank Corporation
(Commission File No.: 001-42639)

Who is Grand River Bank?
Grand River Bank is a community bank that was started in 2009 by twenty-three West Michigan business and professional leaders. The Bank has $512 million in assets and two locations, one in Grand Rapids and the other in Grandville.
How will this proposed pending acquisition impact Isabella Bank customers?
There will be no acquisition-related changes for Isabella Bank customers at this time. Customers can expect the same level of customer service excellence that they have come to expect here at Isabella Bank.
Can Isabella Bank customers use Grand River Bank’s two locations now?
Isabella Bank customers cannot utilize Grand River Bank’s locations until the pending transaction closes and both banks have been integrated into one system.

Will Grand River Bank change its name to Isabella Bank?
Yes, Grand River Bank locations will be branded Isabella Bank upon completion of the acquisition.

Are we changing our brand, products, or systems?
No. Our bank remains the same.
•Our products, services, systems, and brand are not changing
•We are simply extending them to serve new customers

How should I describe this to customers?
Use simple language:
“We’re acquiring another bank, which means we’re growing. For our customers, nothing is changing. Over time, we’ll be welcoming new customers into our bank and helping them transition to our products and services.”

Why are we acquiring this bank?
This pending acquisition allows us to:
•Expand into new markets and communities
•Grow our customer base
•Deliver our strong products and service model to more people

Will anything change for our current customers?
No. There are no changes to:
•Accounts
•Online/mobile banking
•Branch access
•Products or pricing
•Customer service contact

What should I say if a customer is worried?
Reassure them:
“There are no changes to your accounts or how you bank with us. This doesn’t impact you — it simply means we’re growing.”

Will our customers be affected by system conversions?
No. Any system conversion activity primarily affects incoming customers from the acquired bank, not ours.

What will happen to customers from the acquired bank?
They will transition onto our systems, products, and brand over time.

Will they have the same products as our current customers?
Yes. Over time, they will move into our product set, giving them access to our full range of services, including Isabella Wealth.

Will my job or role change?
While the majority of our employees will not be affected by the pending acquisition, some employees will be actively involved in the integration process. More information will be shared as the details are outlined.

Will there be additional workload?
Possibly during transition periods, especially in:
•Branches
•IT and Operations
•Call centers
•Customer support
We will provide tools, training, and support to help manage this.

Will employees from the acquired bank join us?
Yes, many employees will join our organization. We will welcome them and support their transition into our culture and systems.

Are we closing any of our branches?
There are no plans to change our existing branch network.

Will we gain new branches?
Yes. The pending acquisition will expand our footprint into Kent County with their two existing locations.

Where should I direct customers for information?
Direct them to:
•Our merger FAQ page
•Their local branch
•Our customer service team

Forward Looking Statements

This communication contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the proposed merger with Grand River, the expected returns and other benefits of the proposed merger to shareholders, expected improvement in operating efficiency resulting from the proposed merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the expected impact on and timing of the recovery of the impact on tangible book value, and the expected effect of the proposed merger on Isabella’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the proposed merger may not be realized or take longer than anticipated to be realized, (2) disruption from the proposed merger with customers, suppliers, employee or other business partners, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of Grand River’s business into Isabella, (5) the failure to obtain the necessary approval by the shareholders of Grand River, (6) the amount of the costs, fees, expenses and charges related to the proposed merger, (7) the ability of the parties to obtain required governmental approvals of the proposed merger, (8) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing of the proposed merger, (10) the risk that the integration of Grand River’s operations into the operations of Isabella will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by Isabella’s issuance of additional shares of its common stock in the merger transaction, and (13) general competitive, economic, political and market conditions. Other relevant risk factors may be detailed from time to time in Isabella’s press releases and filings with the Securities and Exchange Commission (the “SEC”). Consequently, no forward-looking statement can be guaranteed. Neither Isabella nor Grand River undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this communication or any related documents, Isabella and Grand River claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information and Where to Find It
This communication is being made with respect to the proposed merger involving Isabella and Grand River. This material is not a solicitation of any vote or approval of the Grand River shareholders and is not a substitute for the proxy statement/prospectus or any other documents that Isabella and Grand River may send to their respective shareholders in connection with the proposed merger.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer or solicitation would be unlawful.

In connection with the proposed merger, Isabella will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Grand River and a prospectus of Isabella, as well as other relevant documents concerning the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ISABELLA, GRAND RIVER AND THE PROPOSED MERGER. When final, the proxy statement/prospectus will be sent to the shareholders of Grand River seeking the required shareholder approval. Shareholders are also urged to carefully review and consider Isabella's public filings with the SEC, including, but not limited to, its proxy statements, its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q, and its Current Reports on Form 8-K. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the related proxy statement/prospectus, when filed, as well as other documents filed with the SEC by Isabella through the web site maintained by the SEC at www.sec.gov. Documents filed with the SEC by Isabella will also be available free of charge on the Investor Relations page of Isabella’s website at https://ir.isabellabank.com/sec-filings/sec-filings/default.aspx.

Participants in Solicitation
Grand River, Isabella, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies of Grand River’s shareholders in respect of the proposed transaction under the rules of the SEC. Information regarding Isabella’s directors and executive officers is available in its definitive proxy statement related to its 2026 annual meeting of shareholders, which was filed with the SEC on March 23, 2026 and certain other documents filed by Isabella with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.